www.linkedin.com/in/garylipsky
(LinkedIn)
galacticalabs.com (Company)

Top Skills

Product Management
Strategy
Business Development

Languages

English (Native or Bilingual)
Russian (Native or Bilingual)

Certifications

Google Analytics
AWS Certified Solutions Architect - Associate
Certified ScrumMaster
Intro to Python for Data Science
Introduction to R

Gary Lipsky

COO @ AMS AI — Automating Medical Procurement with AI |
Founder @ Galactica Labs (Custom Software & AI Dev)
Washington DC-Baltimore Area

Summary

I help companies build products that matter to their customers, develop and grow motivated teams, and optimize processes for growth. I enjoy solving challenging business problems, brainstorming growth strategies, and transforming ideas into products. I believe teamwork and collaboration combined with focus and continuous learning can solve any problem.

Founder and product leader at Galactica Labs. 20+ years experience across technology, strategy, and finance.

Key Skills:
▶Business and technology executive with an entrepreneurial passion and energy for building innovative products and delivering value to clients.

▶Founder of several companies and have worked with a number of early stage teams as a product development leader and advisor.

▶Success leading cross functional teams as well as influencing enterprises to think differently about strategic execution and incorporating emerging technology.

▶Experienced leading projects with a variety of organizations including startups, corporate enterprises, and government agencies.

Love innovation and new technologies. Have immense respect for startups and people changing the world.

Specialties: Product Management, Strategy and Operations, Technical Product Development, Program Management, Executive Leadership, Strategic Planning, Business Development, Growth, Design Thinking
Process Improvement, Business to Business, Software as a Service

Experience

Galactica Labs
Founder
February 2015 - Present (11 years 3 months)
Washington D.C. Metro Area

Galactica Labs helps clients transform ideas into products providing on
demand technology expertise. I lead globally distributed teams of software
engineers and data scientists to build innovative products and accelerate
product development. I also advise clients on product management, agile
processes, and IT strategy.

Assured Med Supply
Co-Founder and COO
January 2024 - Present (2 years 4 months)

AMS AI is a healthcare technology startup using artificial intelligence to
modernize and streamline medical procurement. We're building an AI-powered
co-pilot that helps hospitals and health systems automate time-consuming
purchasing workflows, reduce costs, and respond faster to supply shortages.
By combining data-driven insights with intelligent automation, our platform
helps healthcare organizations make smarter purchasing decisions and
improve supply chain resilience.

FoxIO
Product Development Advisor
January 2023 - Present (3 years 4 months)
Washington DC-Baltimore Area

FoxIO is a technology company focused on cybersecurity and network
fingerprint innovation creating simple, highly effective solutions to major
industry problems. I lead the technology team building advanced tools for
network fingerprinting, log reduction, and cybersecurity visibility. Our products
—like JA4+, LogSlash, and other open-source and commercial tools—help
security teams better identify threats, reduce noise, and respond faster.

PINE.EARTH
Co-Founder and CTO
June 2022 - June 2023 (1 year 1 month)

PINE helps retailers and brands to decarbonize unavoidable emissions and
provides E2E automation and tools to enable consumer climate action.

Voyant Health
Technology Advisor/Interim CTO
September 2022 - January 2023 (5 months)
Washington DC-Baltimore Area

Voyant Health is building a healthcare data integration platform to enable advanced analytics and streamline AR for healthcare payments.

JA1inc
Co-Founder (Acquired by FoxIO)
January 2021 - January 2023 (2 years 1 month)
Washington DC-Baltimore Area

LogSlash is a new standard method that doubles the efficiency and value of existing log platforms by doubling capacity and cutting logging costs in half. It does this by performing a time-window-based, intelligent reduction of logs in transit.

$215 billion was spent on logging and big data in 2021, according to Statista. Many organizations are suffering from a too-many-logs problem with costs exceeding budgets for log ingest, licensing, storage, and search compute.

JA1 has patented systems and methods for reducing logs in transit without reducing the value of the logs.

Innovizo
Co-Founder and Head of Technical Product Development (Acquired)
November 2015 - December 2019 (4 years 2 months)

Innovizo is a data science consulting company specializing in agile and business technology solutions. I worked closely with clients to understand their goals, refine product strategy, and develop product roadmaps. Led data science and software engineering teams in building AI products.

Heartland Consulting
Chief Technology Officer
May 2012 - February 2015 (2 years 10 months)
Arlington, Virginia

Provide technology and strategic management consulting services to government and private sector clients focused on healthcare, energy, critical infrastructure, and back office operations. Align business and technology capabilities to streamline critical business processes, improve performance, and support growth. Lead business development efforts including managing capture teams which have resulted in multimillion contract awards. Manage teams of consultants in executing complex tasks on time and under budget.

Clean Power Ventures
Founder - Growth and Business Development
January 2011 - May 2012 (1 year 5 months)

Founded Clean Power Ventures to market and distribute competitively priced high quality steel products from eastern Europe. Led business development efforts to build supplier relationships, develop sales channels, and support industrial sales. Products include a variety of castings and forgings for energy and machine building applications. Also distribute tool steel and other specialty steels and alloys.

EnergyOne
Vice President-Strategy, Consulting, and Project Management
January 2008 - January 2011 (3 years 1 month)

EnergyOne is a renewable energy project development, project management, and consulting firm. The company works with a diverse group of clients providing advisory services across a wide range of renewable energy technologies and carbon reduction strategies.

EnergyOne is currently involved in several projects to develop biofuel manufacturing plants and biofuel distribution terminals in the US and eastern Europe. The company has its proprietary methodology of simplifying plant management, supply and logistics chain, quality controls, sales and marketing. Other projects that EnergyOne is developing include utility scale solar generation, municipal solid waste processing, and voluntary emission reduction.

Ecron
Director Operations and Business Development
February 2006 - September 2007 (1 year 8 months)

Key member of start-up management team developing large scale ethanol manufacturing plant in Baltimore, MD. Developed business plans and financial projections, negotiated contracts and term sheets, and provided project management which resulted in a turnkey, fully entitled, ready to build project.

BearingPoint
Management Consultant
October 2004 - June 2006 (1 year 9 months)

$3.5 billion+ global management consulting firm, formally KPMG Consulting. Provided management consulting services focused on business process improvement, strategy development, and financial management to a variety of Fortune 500 and government clients in the real estate, financial services, professional services, and government sectors.

Prudential Investment Management
Sr. Financial Analyst
February 2003 - October 2004 (1 year 9 months)
Financial Planning and Analysis (FP&A) for $100M business unit

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Education

The George Washington University - School of Business
MBA, Strategy, Management, and Finance

University Of Maryland
BS, Finance, Information Systems